EMPIRE ASIA RESOURCES CORP.
                                C/O WILLIAM TAY
                                P.O. BOX 42198
                            PHILADELPHIA, PA 19101
                TEL/FAX: (917) 591-2648 * E-MAIL: WTAY@56K.NET



                                 July 29, 2009

VIA EDGAR TRANSMISSION

Attention: Douglas Brown, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Empire Asia Resources Corp. (the "Company")
       Amendment No. 1 to Form 10
       Filed June 30, 2009
       File No. 0-53682

Dear Mr. Brown:

The Company has filed its second amendment to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your July 15, 2009 Comment Letter, followed by our response to such comment.

Risk Factors, page 7

   1. We note your response to our prior comment 7. Revise your disclosure to remove the phrases, "no assurances can be given" and "we have no assurances" from the second full paragraph on page 8, and the third full paragraph on page 10 respectively.

Response: We have removed the two phrases in the Amendment filing (see second full paragraph on page 8; and third full paragraph on page 10).

Financial Statements

Statement of Cash Flows, page 28

   2. We note from your response to prior comment 11 and from your amended Form 10 filed June 30, 2009 that you revised your audited financial statements to reclassify the amount related to organizational start-up costs funded by the founding shareholder of the company, as a financing activity. As such, please revise to label the statement of cash flows as restated, and provide the disclosures required by SFAS 154, or tell us why you believe such disclosure are not required.

Response: Our auditor has revised to label the statement of cash flows as restated (see page 28), and has provided disclosures required by SFAS 154 (in page 29).

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Empire Asia Resources Corp.



                                 /s/ William Tay
                                 -------------------------------------
                                 By: William Tay
                                 Title: President and Director